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SEC 1344
(03-05) Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
             FORM 12b-25                         Estimated average burden
                                                 hours per response...2.50
                                                 -------------------------
    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER:
                                                 CUSIP NUMBER:

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:   December 31, 2005
                  --------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                   --------------

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          READ INSTRUCTION ON BACK PAGE SHEET BEFORE PREPARING FORM.
                            PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

OpenTV Corp.
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Full Name of Registrant

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Former Name if Applicable

275 Sacramento Street
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Address of Principal Executive Office (STREET AND NUMBER)

San Francisco, CA 94111
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

         OpenTV Corp. (the "Registrant") is submitting this Notification of
Late Filing on Form 12b-25 for purposes of obtaining a permissible 15-day extension with respect to the filing of its Annual Report on Form 10-K for the period ended December 31, 2005 ("Form 10-K"). The Registrant will not be able to file its Form 10-K by the scheduled date, March 16, 2006, without unreasonable effort or expense, but anticipates that it will be able to file its Form 10-K by the extended date of March 31, 2006, or sooner if practicable. The Registrant continues to evaluate its internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board and to assess deficiencies that it has identified to date. In connection with that evaluation and assessment, the Registrant continues to provide its independent auditors, KPMG LLP, with additional information and supporting materials necessary to enable its independent auditors to complete their documentation and related audit procedures in connection with the assessment of the Registrant's internal control. Attached hereto as Exhibit A is the statement of the Registrant's auditor, KPMG LLP, pursuant to Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Scott Wornow                           415                962-5000
 ----------------------------------     -----------        ------------------
            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant issued a press release on March 14, 2006 announcing its consolidated financial results for the fiscal year ended December 31, 2005. As indicated in the press release, for the year ended December 31, 2005, revenues were $86.4 million, 12% higher than revenues of $77.2 million in 2004. Royalties and licenses for 2005 increased 13% to $55.1 million. Services and other revenue for 2005 increased 11% to $31.3 million. Net loss for the year ended December 31, 2005 was $8.5 million, or $0.07 per share, compared to a net loss of $22 million, or $0.18 per share, in 2004. Cash flow from operations was $2.4 million in 2005, an improvement of $18.5 million from 2004. The Registrant expects to file a Current Report on Form 8-K with the Securities and Exchange Commission on or before Monday, March 20, 2006 in which the press release will be included as an exhibit.

This Notification of Late Filing on Form 12b-25 may be deemed to contain forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to the Registrant's expectation that it will file its Form 10-K on or before March 31, 2006. These forward-looking statements involve a number of risks and uncertainties, including the possibility that the Registrant is unable to meet its anticipated new filing date. These and other factors could cause the Registrant's actual results to differ materially from what it projects in its forward-looking statements. For more information regarding other potential risks and uncertainties, see the "Factors That May Affect Future Results" section of the Registrant's most recent periodic reports on Form 10-Q for the quarter ended September 30, 2005 and Form 10-K for the year ended December 31, 2004, which are on file with the Securities and Exchange Commission.

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                                OpenTV Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 16, 2006                By:   /s/ Shum Mukherjee
     ---------------------------       ----------------------------------------
                                       Name:  Shum Mukherjee
                                       Title: EVP and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                   Exhibit A

                               [KPMG Letterhead]

March 16, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

Re:  OpenTV Corp. (the "Company") and our statement required by Rule 12b-25(c)
     -------------------------------------------------------------------------

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by the Company on or about March 16, 2006, which contains notification of the Company's inability to file its Annual Report on Form 10-K for the period ended December 31, 2005 (the "Form 10-K") by March 16, 2006. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company's consolidated financial statements for the year ended December 31, 2005, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP